UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 27 December 2017

ASX RELEASE

27 DECEMBER 2017

KAZIA THERAPEUTICS LIMITED AND NOXOPHARM LIMITED

Sydney, 27 December 2017 – Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) and Noxopharm Limited (ASX: NOX) are pleased to announce the creation of a collaboration to support the future development of the Noxopharm lead program, NOX66.

Under the terms of the collaboration, Kazia will provide certain technical information and related proprietary information that is expected to assist and expedite the successful development of NOX66. In return, Kazia has agreed to take a small equity interest in Noxopharm, which will help to align the future interests of both companies.

Kazia CEO, Dr James Garner, commented, “we are delighted to facilitate the future success of NOX66, and we look forward to assisting and following the progress of the program with keen interest.”

Noxopharm CEO, Dr Graham Kelly, commented, “the collaboration with Kazia helps to ensure that the major clinical program planned in 2018 for NOX66 will proceed smoothly and with certainty. We look forward to providing our shareholders with data as the various clinical studies progress.”

[ENDS]

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates and a preclinical discovery program, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 is due to enter a phase II clinical trial in early 2018. Initial data is expected in late calendar 2018, and the study is expected to complete in 2021.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the first half of calendar 2018.